# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silver Capital Holdings LLC, CIK 0001674760
CUSIP: 000000000
Title of class of securities: Common Units
Address of issuer's principal executive offices: 200 West Street, New York, New York (NY), 10282
Date of event which requires filing of this statement: 12/17/2024
Filed by CIK 0001534844
Persons authorized to receive notices and communications: Kara Zanger, 555 California Street, Suite 3450, San Francisco, California (CA), 94104, 212-205-2000

## Reporting persons
- Pantheon Silver Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,160,779; sole dispositive power 0; shared dispositive power 15,160,779; aggregate amount beneficially owned 15,160,779 (99.99% of the class)
- Pantheon Ventures (US) LP (CIK 0001534844): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,160,779; sole dispositive power 0; shared dispositive power 15,160,779; aggregate amount beneficially owned 15,160,779 (99.99% of the class)
- Pantheon (US) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,160,779; sole dispositive power 0; shared dispositive power 15,160,779; aggregate amount beneficially owned 15,160,779 (99.99% of the class)
- Pantheon Ventures Inc. (CIK 0001353687): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 15,160,779; sole dispositive power 0; shared dispositive power 15,160,779; aggregate amount beneficially owned 15,160,779 (99.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units
Name of issuer: Silver Capital Holdings LLC
Address of issuer's principal executive offices: 200 West Street, New York, New York (NY), 10282

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by (i) Pantheon Silver Holdings LLC, a Delaware limited liability company ("Silver Holdings"), (ii) Pantheon Ventures (US) LP, a Delaware limited partnership ("US Advisor"), (iii) Pantheon (US) LLC, a Delaware limited liability company ("Advisor GP") and (iv) Pantheon Ventures Inc., a California corporation ("PVI" and, together with Silver Holdings, US Advisor and Advisor GP, the "Reporting Persons"). Investment and voting decisions at Silver Holdings with respect to the securities held by it are controlled by the US Advisor, whose general partner is the Advisor GP, which in turn is controlled by PVI.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 2.
Residence or business address: The principal business address of each of the Reporting Persons is 555 California Street, Suite 3450, San Francisco, California 94104.
Present principal occupation or employment: Silver Holdings is a holding company formed primarily for the purpose of holding securities of the Issuer. US Advisor, a Securities and Exchange Commission registered investment adviser, is the investment manager of Silver Holdings. Advisor GP is the general partner of the US Advisor and PVI is the sole member Advisor GP. Certain information concerning the identity and background of each of the members of the board of directors of PVI is set forth in Annex A attached hereto as Exhibit 1, which is incorporated herein by reference in response to this Item 2.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto as Exhibit 1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto as Exhibit 1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 17, 2024, the Issuer completed the business combination transaction contemplated by the Agreement and Plan of Merger, dated as of October 31, 2024 (the "Merger Agreement"), by and among the Issuer, Silver Holdings and Silver Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Silver Holdings ("Merger Sub"), pursuant to which, among other things, Merger Sub was merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Silver Holdings (the "Merger").

In connection with the Merger, the Issuer issued Silver Holdings 6,365,614 Common Units in exchange for an aggregate purchase price of $140,778,278.39, or approximately $22.12 per Common Unit. The funds used by Silver Holdings to acquire the Common Units were obtained from capital contributions by its members. Additionally, at the effective time of the Merger, Silver Holdings contributed its wholly owned subsidiary, Pantheon Silver LLC, a Delaware limited liability company, to the Issuer in exchange for 8,670,430 Common Units, representing an aggregate purchase price of $208,532,515.52, or $24.05 per Common Unit.

The foregoing description of the Merger Agreement set forth above does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

On December 18, 2024, the Issuer delivered a capital drawdown notice to Silver Holdings relating to the sale to Silver Holdings of an additional 124,735 Common Units for an aggregate offering price of $3,000,000, or $24.05 per Common Unit. The sale closed on December 20, 2024. Silver Holdings is required to fund drawdowns to purchase Common Units up to the amount of its respective capital commitments on an as-needed basis with prior notice from the Issuer.

The foregoing issuances of the Common Units were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, relating to transactions not involving a public offering.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

As described in Item 3 of this Schedule 13D, the Common Units reported as beneficially owned herein were acquired in connection with the Merger for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law and of the Fourth A&R LLC Agreement (as defined below), may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions or may enter into agreements relating to the pledging of such securities. In addition, the Reporting Persons may engage in discussions with management, the board of directors or the investment adviser of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer, its investment adviser or such persons to consider or explore extraordinary corporate transactions, such as: a merger or reorganization; sales or acquisitions of assets, investments or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or its board of directors or investment adviser with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with the Issuer, its investment adviser or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As reported on the cover pages hereto, the Reporting Persons may each be deemed to beneficially own 15,160,779 Common Units.

The beneficial ownership reported above represents 99.997% of the outstanding Common Units, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 15,161,231 Common Units issued and outstanding as of December 20, 2024, as reflected in the Issuer's Current Report on Form 8-K filed on December 18, 2024, adjusted to reflect the sale of an additional 124,735 Common Units on December 20, 2024 as described in Item 3.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Units.
Number of shares as to which each person has sole or shared power to vote or dispose: The information provided in Item 5(a) of this Schedule 13D is hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 5.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided and incorporated by reference in Item 5 is hereby incorporated by reference in this Item 6.

In connection with the transactions contemplated by the Merger Agreement, at the effective time of the Merger, the Issuer and Silver Holdings entered into the Fourth Amended and Restated Limited Liability Company Agreement of the Issuer, dated as of December 17, 2024 (the "Fourth A&R LLC Agreement"). The Fourth A&R LLC Agreement amends and restates in its entirety the Issuer's Third Amended and Restated Limited Liability Company Agreement, dated as of December 16, 2021, to among other things provide for an additional 5-year term for the Issuer, to provide for unfunded commitments and working capital, and to require a vote of the members of the Issuer under certain circumstances.

The foregoing description of the Fourth A&R LLC Agreement set forth above does not purport to be complete and is qualified in its entirety by the full text of the Fourth A&R LLC Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Silver Holdings expects to vote its Common Units in any matter submitted to a vote of the Issuer's members in the same proportion as the vote of the other holders of the Issuer's Common Units.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Annex A (attached)
Exhibit 2 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act (attached).
Exhibit 3 Agreement and Plan of Merger, dated October 31, 2024, by and among Goldman Sachs Private Middle Market Credit LLC, Pantheon Silver Holdings LLC and Silver Merger Sub LLC (incorporated herein by reference to the Issuer's Current Report on Form 8-K, filed on November 1, 2024 (File No. 814-01215)).
Exhibit 4 Fourth Amended and Restated Limited Liability Company Agreement of Silver Capital Holdings LLC, dated as of December 17, 2024, by and among the Silver Capital Holdings LLC and the members thereof (attached).

## Signatures
- Pantheon Silver Holdings LLC: /s/ Rakesh Jain, Rakesh Jain, Managing Director of Pantheon (US) LLC the General Partner of Pantheon Ventures (US) LP, its Investment Manager (12/27/2024)
- Pantheon Ventures (US) LP: /s/ Rakesh Jain, Rakesh Jain, Managing Director of Pantheon (US) LLC, its General Partner (12/27/2024)
- Pantheon (US) LLC: /s/ Rakesh Jain, Rakesh Jain, Managing Director (12/27/2024)
- Pantheon Ventures Inc.: /s/ Rakesh Jain, Rakesh Jain, Managing Director (12/27/2024)